Exhibit 99.1

TeliaSonera Acquires Minority Share in Norwegian Retail-Chain Holding-Company Comhouse

STOCKHOLM, Sweden--(BUSINESS WIRE)--March 10, 2006--TeliaSonera (STO:TLSN)(HEX:TLD1V)(NASDAQ:TLSN) has acquired a 33.4 percent interest in Comhouse, a holding company for the retail chains Klart Svar and Telebutikken in Norway. This acquisition will further strengthen the sales and distribution of TeliaSonera's Norwegian subsidiary NetCom.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.
TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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CONTACT:	TeliaSonera Norway, Denmark and the Baltics
Birgitta Grafstrom, Communications Manager
+46-(0)8-713 58 30